June 28, 2016

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attention:          Jim B. Rosenberg

Bonnie Baynes

RE:	Kite Pharma, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 29, 2016 Form 10-Q for the Quarterly Period Ended March 31, 2016 Filed May 9, 2016 File No. 001-36508

Dear Mr. Rosenberg and Ms. Baynes:

We are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 16, 2016 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Commission on February 29, 2016 (the “Form 10-K”), and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed with the Commission on May 9, 2016 (the “Form 10-Q”), of Kite Pharma, Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Form 10-K for the year ended December 31, 2015 and Form 10-Q for the quarterly period ended March 31, 2016

Exhibits 31.1 and 31.2

1.	Certifications filed on February 29, 2016 and May 9, 2016 include neither paragraph 4(b) nor

2225 Colorado Avenue | Santa Monica, CA 90404 | Phone 310.824.9999 | Fax 310.824.9994 | www.kitepharma.com

the introductory language in paragraph 4 referring to internal control over financial reporting. Accordingly, please correct the certifications and file amendments to your Form 10-K and Form 10-Q. Refer to Compliance and Disclosure Interpretations to Regulation S-K 246.13 for further information.

Response: The Company acknowledges the Staff’s comment and that it inadvertently omitted certain statements from the certifications filed as Exhibit 31.1 and Exhibit 31.2 to each of the Form 10-K and Form 10-Q. As requested by the Staff, the Company is filing as of the date hereof an amendment to each of the Form 10-K and Form 10-Q (the “Amended Filings”), which include as exhibits thereto the certifications in the form required by Item 601(b)(31) of Regulation S-K. The Company further acknowledges that the certifications, in the form filed with the Amended Filings, were each true and correct as of the original filing date of the Form 10-K and Form 10-Q, respectively.

Form 10-K for the year ended December 31, 2015

Notes to Consolidated Financial Statements

Note 6 – License and Collaboration Agreements

Amgen Research Collaboration and License Agreement, page 91

2.	Please provide us the amount of each milestone and a description of its triggering event included in the $525 million milestone payments that you will be eligible to receive for each Amgen program. Also provide us your accounting policy for recognizing revenue related to these milestones. Refer to ASC 605-28-50.

Response:

Under the Research Collaboration and License Agreement between the Company and Amgen, Inc. (“Amgen”), dated December 31, 2014 (the “Amgen Agreement”), Amgen is required to pay the Company, among other things, future potential payments upon reaching certain development, regulatory and commercial milestones. To date, the Company has not received any milestone payments from Amgen. These milestones are highly speculative and contingent in nature and disclosing the details of all such milestones in the Company’s periodic reports or otherwise may lead investors to mistakenly place an unrealistic value on the payment stream from future milestone payments. Moreover, the Company would like to draw to the Staff’s attention that because of the highly confidential nature of the specific milestones and related amounts under the Amgen Agreement, and the likelihood of considerable competitive harm to the Company should such terms be specifically disclosed, the Company requested confidential treatment of these terms, and the Commission granted that request pursuant to an Order Granting Confidential Treatment under the Securities Exchange Act of 1934 issued on July 21, 2015. An unredacted version of the Amgen Agreement including the details of the milestones was previously provided to the Staff on March 26, 2015 in connection with such request for confidential treatment. The Company will further disclose whether any payments subject to milestones have been recognized, or not, in its future periodic filings.

The Company’s accounting policy with respect to recognizing revenue related to the milestones under the Amgen Agreement is to account for the milestone payments in accordance with the Accounting Standards Codification 605-28, Milestone Method of Revenue Recognition (“ASC 605-28”). The Company will recognize revenue from any development and regulatory milestone payment under the Amgen Agreement in its entirety upon achievement of the substantive milestone event, assuming all other revenue recognition criteria are met. The Company will recognize revenue from any commercial milestone payment in the same manner as royalties by recording revenue upon achievement of the milestone, assuming all other revenue recognition criteria are met. The Company has not received any milestone payments or recorded any milestone revenue in 2015 or to date in 2016. The first Amgen program is in its pre-clinical stage and subject to significant additional research. The first milestone payment is expected in 2019 at the earliest.

The Company’s evaluation of each milestone under ASC 605-28 involved considering whether each milestone was substantive and at risk. This evaluation includes an assessment of whether:

a.	The consideration is commensurate with either of the following:

1.	The Company’s performance to achieve the milestone, or

2.	The enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the Company’s performance to achieve the milestone.

b.	The consideration relates solely to past performance, and

c.	The consideration is reasonable relative to all of the deliverables and payment terms within the agreement.

Under the Amgen Agreement, Amgen is required to make milestone payments to the Company upon the achievement of certain development, regulatory and commercial milestones. The Company has determined that the development and regulatory milestones are substantive as they satisfy all of the above criteria. As determined at the inception of arrangement, each milestone is subject to substantive uncertainty as it is dependent on significant pre-clinical research to discover and advance the Amgen product candidates, and the clinical success of the product candidates. The Company is primarily responsible for the preclinical research of the Amgen products. In addition, the Company is required to assist with certain aspects of Amgen’s regulatory filings for marketing approval. As a result, achieving each development and regulatory milestone is based on a specific outcome achieved as result of the Company’s performance. These milestones are non-refundable and relate solely to past performance. Furthermore, the milestone payment amounts are considered reasonable in relation to the total arrangement consideration.

Unlike the development and regulatory milestones, the commercial milestones would be achieved solely as a result of Amgen’s performance. While the commercial milestones would be achieved after the completion of the Company’s development activities under the Amgen Agreement, the Company would have no required obligations for deliverables under the collaboration with respect to any commercial Amgen products and the Company would have no future performance obligations related to the commercial milestones. These commercial milestones will not be treated as substantive based on the guidance in ASC 605-28-25-2, which requires substantive milestones to be based upon the Company’s performance.

In sum, the Company will recognize revenue from any development and regulatory milestone payment in its entirety upon successful achievement of the milestone, assuming all other revenue recognition criteria are met. The Company will account for any commercial milestone payment in the same manner as royalties, with revenue recognized upon achievement of the milestone, assuming all other revenue recognition criteria are met. The Company will describe its accounting policy relating to the recognition of revenue that may be generated from the milestones under the Amgen Agreement in its next quarterly report on Form 10-Q under the significant accounting policies note to its financial statements.

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The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (310) 742-2954.

Sincerely,

Kite Pharma, Inc.

/s/Paul Jenkinson

Paul Jenkinson

Chief Financial Officer

cc:	Arie Belldegrun, M.D., President, Chief Executive Officer and Chairman of the Board Cynthia M. Butitta, Chief Operating Officer Charles Bair, Cooley LLP